SECURITI... 03013335 ...SSION
Washington, D.C. ...

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SEC FILE NUMBER
8-48080

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2002** (MM/DD/YY) AND ENDING **12/31/2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Raike Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Parkway 75
Suite 100
(No. and Street)

Woodstock (City) **Georgia** (State) **30188** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Raike, III **(770) 516-6996** (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, NE
Suite 1800 (Address) **Atlanta** (City) **Georgia** (State) **30303** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(3)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Raike, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Raike Financial Group, Inc.**, as of **December 31**, 20**02**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public, Cherokee County, Georgia
My Commission Expires May 24, 2003

This report** contains (Check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) State of Income (Loss).
- ☐ (d) State of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAIKE FINANCIAL GROUP, INC.

Financial Statements

and Supplemental Schedule

December 31, 2002 and 2001

(with Independent Accountants' Report thereon)

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders
Raike Financial Group, Inc.:

We have audited the accompanying balance sheets of Raike Financial Group, Inc. (the "Company") as of December 31, 2002 and 2001, and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raike Financial Group, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
January 27, 2003

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

RAIKE FINANCIAL GROUP, INC.

Balance Sheets

December 31, 2002 and 2001

	2002	2001
Assets		
Cash and cash equivalents	$ 588,557	701,430
Certificate of deposit	141,370	134,315
Clearing deposit	135,000	125,000
Marketable investment securities, at market value	24,000	153,147
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation of $54,374 and $45,980, respectively	15,472	19,912
Commissions receivable	370,576	357,536
Other assets	40,927	148,249
	$ 1,315,902	1,639,589
Liabilities and Shareholders' Equity		
Liabilities:		
Accounts payable	$ 96,799	66,721
Commissions payable	314,175	308,712
Other liabilities	25,300	50,000
Preferred dividends payable	13,620	-
Trading margin	24,000	127,897
Total liabilities	473,894	553,330
Commitments and contingencies		
Shareholders' equity:		
Series A preferred stock of $.01 par value; 5,000,000 shares authorized, 41,500 and 10,500 shares issued and outstanding (liquidation value of $415,000 and $105,000)	415	105
Common stock of $.01 par value; 20,000,000 shares authorized; 17,577,252 and 17,096,752 issued in 2002 and 2001, respectively	175,773	170,968
Additional paid-in capital	2,833,368	2,529,178
Accumulated deficit	(2,093,298)	(1,539,742)
Treasury stock; 60,000 shares	(74,250)	(74,250)
Total shareholders' equity	842,008	1,086,259
	$ 1,315,902	1,639,589

See accompanying notes to financial statements.

RAIKE FINANCIAL GROUP, INC.

Statements of Operations

For the Years Ended December 31, 2002 and 2001

	2002	2001
Operating income:		
Commissions	$ 4,912,750	5,047,195
Interest and dividends	196,676	146,973
Losses on marketable investment securities	(124,924)	(178,465)
Other fees	803,119	944,009
Total operating income	5,787,621	5,959,712
Operating expenses:		
Commissions to brokers	4,026,586	4,021,682
Clearing costs	299,179	455,169
Selling, general and administrative expenses	1,994,667	2,406,051
Total operating expenses	6,320,432	6,882,902
Net loss from operations	(532,811)	(923,190)
Income tax expense	-	279,869
Net loss	$ (532,811)	(1,203,059)
Net loss per share, based on weighted average shares outstanding of 17,434,752 in 2002 and 17,096,752 in 2001	$ (.03)	(.07)

See accompanying notes to financial statements.

RAIKE FINANCIAL GROUP, INC.

Statements of Shareholders' Equity

For the Years Ended December 31, 2002 and 2001

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Shareholders' Equity
Balance at December 31, 2000	$ -	170,968	1,742,283	(336,683)	(74,250)	1,502,318
Proceeds from private placement stock sales	105	-	104,895	-	-	105,000
Stock options issued	-	-	682,000	-	-	682,000
Net loss	-	-	-	(1,203,059)	-	(1,203,059)
Balance at December 31, 2001	105	170,968	2,529,178	(1,539,742)	(74,250)	1,086,259
Proceeds from private placement stock sales	310	-	304,190	-	-	304,500
Preferred dividends	-	-	-	(20,745)	-	(20,745)
Stock options exercised	-	4,805	-	-	-	4,805
Net loss	-	-	-	(532,811)	-	(532,811)
Balance at December 31, 2002	$ 415	175,773	2,833,368	(2,093,298)	(74,250)	842,008

See accompanying notes to financial statements.

RAIKE FINANCIAL GROUP, INC.

Statements of Cash Flows

For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (532,811)	(1,203,059)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	8,394	11,970
Compensation expense related to stock options issued	-	682,000
Provision for deferred taxes	-	279,869
Write-off of note receivable from affiliate	139,434	-
Change in marketable investment securities	129,147	41,416
Change in commissions receivable	(13,040)	(44,832)
Change in accounts payable	30,078	(243,459)
Change in commissions payable	5,463	94,724
Change in other	(56,812)	120,969
Net cash used by operating activities	(290,147)	(260,402)
Cash flows from investing activities:		
Proceeds from mortgage receivable	-	259,890
Purchases of furniture, fixtures and equipment	(3,954)	(3,215)
Change in certificate of deposit	(7,055)	(8,182)
Change in clearing deposit	(10,000)	25,692
Net cash provided (used) by investing activities	(21,009)	274,185
Cash flows from financing activities:		
Proceeds from exercise of stock options	4,805	-
Proceeds from private placement stock sales	304,500	105,000
Net change in trading margin	(103,897)	(57,855)
Cash dividends paid on preferred stock	(7,125)	-
Net cash provided by financing activities	198,283	47,145
Net change in cash	(112,873)	60,928
Cash at beginning of period	701,430	640,502
Cash at end of period	$ 588,557	701,430
Supplemental disclosure of cash paid for:		
Interest	$ 5,409	18,071
Supplemental disclosure of non-cash financing activities:		
Issuance of stock options	$ -	682,000

See accompanying notes to financial statements.

RAIKE FINANCIAL GROUP, INC.

Notes to Financial Statements

(1) **Description of Business and Summary of Significant Accounting Policies**

Business

Raike Financial Group, Inc. (the "Company") is a full service securities brokerage firm, which has been in business since 1995. The Company is registered as a broker-dealer with the National Association of Securities Dealers ("NASD") in 48 states and also as a municipal securities dealer with the Municipal Securities Regulation Board ("MSRB"). The Company is subject to net capital and other regulations of the U.S. Securities and Exchange Commission ("SEC"). The Company offers full service commission and fee based money management services to individual and institutional investors. The Company maintains a custody-clearing relationship with SWS Securities, Inc.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition and Commissions Receivable

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Marketable Investment Securities

Marketable investment securities are recorded at their market value, with the difference between cost and market reflected as unrealized gain or loss in the statement of operations. Marketable investment securities transactions of the Company are recorded on a trade date basis.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets (three to seven years).

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

(1) Description of Business and Summary of Significant Accounting Policies, continued

Cash and Cash Equivalents

For purposes of the statements of cash flow, the Company considers all investments with an original maturity of three months or less to be a cash equivalent. As of December 31, 2002 and 2001, the Company maintained cash balances with financial institutions and brokerage companies totaling $564,928 and $648,429, respectively, that exceeded the Federal deposit insurance limits, where applicable.

Trading Margin

Trading margin represents amounts loaned to the Company to purchase certain marketable investment securities. The trading margin is collateralized by the Company's marketable investment securities and bears interest at a floating rate.

Treasury Stock

Treasury stock is accounted for by the cost method. Subsequent reissuances are accounted for at average cost.

Net Earnings (Loss) Per Share

The Company is required to report earnings (loss) per share on the face of the statement of operations with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants. Additionally, the Company must reconcile the amounts used in the computation of both "basic earnings per share" and "diluted earnings per share." During the years ended December 31, 2002 and 2001, the Company had potential common stock issuances outstanding totaling 217,500 and 608,000 shares, respectively, related to stock options and warrants. However, the effect of these potential common stock issuances would be antidilutive, due to the net loss for the years, and thus the effect of these potential common stock issuances have been excluded from the computation of net loss per share for each year.

Stock-Based Compensation

At December 31, 2002, the Company sponsors a stock-based compensation plan, which is described more fully in Note 7. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. Stock-based employee compensation cost is reflected in net income, only to the extent that the option price is less than the market value at the grant date. Net loss and loss per share would not be materially different if the Company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation. During 2001, the Company recognized $682,000 in compensation expense related to this plan.

Reclassifications

Certain reclassifications have been made to the 2001 financial statements to conform with classifications for 2002.

(2) Related Party Transactions and Commitments

The Company has entered into an employment agreement with the majority shareholders of the Company. This employment agreement calls for annual salaries totaling $250,000. Additionally, the majority shareholders are to receive a bonus equal to 2.5% of revenues of the Company. During 2001, this bonus totaled $148,678, of which $100,000 was forgone by the majority shareholders. For 2002, the bonus totaled $144,691. During 2002 and 2001 the majority shareholders received their annual salaries, of which $31,554 and $5,900, respectively, was foregone.

As of December 31, 2001, the Company advanced approximately $121,000 to a restaurant partially owned by the majority shareholders of the Company. This advance was payable on demand, unsecured, and bore interest at an annual rate of 10%. During 2002, the Company determined that this advance was not collectible and wrote off all principal and accrued interest totaling approximately $139,000.

(2) Related Party Transactions and Commitments, continued

During 2002, the Company received $173,348 from Raike Investments, LP, an affiliate through common ownership, as reimbursement for marketing expenses and bonuses paid to certain brokers.

Effective October 13, 2000, the Company signed a five-year lease for approximately 4,500 square feet of office space at a rate of $18 per square foot or $81,000 per year. The Company signed a three-year lease effective August 1, 2002 for an additional 500 square feet of office space at $18 per square foot or $9,000 per year. For both leases, the lessor is White Mountain Partners, Inc., a corporation wholly owned by the majority shareholders of the Company. Rent expense for the years ended December 31, 2002 and 2001 approximated $89,000 and $85,000, respectively.

Future minimum lease payments on these leases at December 31, 2002 were as follows:

Year Ending December 31,		
2003	$	93,600
2004		93,600
2005		83,550
	$	270,750

B/D Compliance Associates, Inc., a company owned by a director of the Company, has provided regulatory consulting services. These services were provided at rates which management believes are comparable to those charged by unrelated compliance service providers. During 2002 and 2001, the Company paid $5,472 and $11,167, respectively, for consulting services.

(3) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $802,056 which was $702,056 in excess of its required net capital of $100,000. The Company's net capital ratio was .56 to 1.

(4) Marketable Investment Securities

Marketable investment securities at December 31, 2002 and 2001 consist of equity securities. These securities serve as collateral for the Company's trading margin.

(5) Income Taxes

The components of income tax expense for the years ended December 31, 2002 and 2001 are as follows:

		2002	2001
Current	$	-	-
Deferred		(202,468)	(336,624)
Change in valuation allowance		202,468	616,493
	$	-	279,869

RAIKE FINANCIAL GROUP, INC.

Notes to Financial Statements, continued

(5) **Income Taxes, continued**

The difference between income tax expense computed by applying the statutory federal income tax rate to loss before taxes for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
Pretax loss at statutory rate	$ (202,468)	(350,812)
Change in valuation allowance	202,468	616,493
Other	-	14,188
	$ -	279,869

The following summarizes the components of deferred taxes at December 31, 2002 and 2001.

	2002	2001
Deferred income tax assets:		
Operating loss carryforwards	$ 550,461	338,493
Stock compensation expense	259,000	259,000
Accrued expenses	9,500	19,000
Total gross deferred income tax assets	818,961	616,493
Less valuation allowance	818,961	616,493
Net deferred tax asset	$ -	-

During 2002 and 2001, a valuation allowance was established for the net deferred tax asset, as the realization of the deferred tax asset is dependent on future taxable income.

At December 31, 2002, the Company had net operating loss carryforwards for tax purposes of approximately $1,399,000, which will expire beginning in 2015 if not previously utilized.

(6) **Miscellaneous Operating Expenses**

Components of selling, general and administrative expenses which are greater than 1% of total revenues for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Consultant fees	$ 365,093	317,676
Customer write offs	93,192	27,586
Licenses and registrations	125,818	126,339
Rent	89,100	117,050
Compensation	376,582	1,010,927
Legal and professional fees	180,024	150,392
Marketing	82,499	-

(7) **Shareholders' Equity**

Stock Option Plan

The Company sponsors an incentive stock option plan for the benefit of certain employees in order that they might purchase Company stock at a certain price. A total of 800,000 shares of the Company's common stock are reserved for possible issuance under this plan. During 2001, 555,500 options were issued pursuant to this plan at an option price of $.01. During 2002, 480,500 options were exercised and 25,000 options were forfeited leaving 50,000 options outstanding at December 31, 2002. No options were granted during 2002. These options are currently exercisable and expire on December 31, 2003.

(7) **Shareholders' Equity, continued**

Stock Option Plan, continued

The weighted average grant date fair value of options issued in 2001 was $1.23. This fair value was estimated using the Minimum Value pricing model with the following assumptions: dividend yield of 0%; risk-free interest rate of 4.5% and an expected life of two years.

Stock Split

On July 19, 2001, the Company declared a four-for-one stock split. All share and per share amounts have been restated to reflect this split as if it had occurred on December 31, 2000.

Preferred Stock

During 2002 and 2001, the Company issued 31,000 and 10,500 shares, respectively, of its Series A Preferred Stock ("Preferred Stock") for $304,500 and $105,000, respectively. The Preferred Stock pays a cumulative annual dividend of $.70 per share. Each share of Preferred Stock is convertible into five shares of common stock at the option of the holder. Each share of Preferred Stock is mandatorily convertible into five shares of common stock upon the filing of public offering registration statement or a change in control (as defined). The Company may redeem the Preferred Stock by giving 30-day's notice to the preferred stockholders for a redemption price of $10.00 per share. Upon voluntary or involuntary dissolution of the Company, the preferred stockholders will receive $10.00 per share prior to the distribution of any amounts to common shareholders. The Preferred Stock has no voting rights.

Warrants

In connection with the issuance of the Company's Preferred Stock, the Company issued 26,250 and 77,500 Class A warrants in 2002 and 2001, respectively, and 26,250 and 77,500 Class B warrants in 2002 and 2001, respectively. The Class A warrants allow each holder to purchase one share of common stock for $2.00 and expire on January 31, 2004 and the Class B warrants allow each holder to purchase one share of common stock for $3.00 and expire on July 31, 2005.

(8) **Commitments and Contingencies**

The Company has been named as defendant in several lawsuits that allege violations of federal and state securities laws and claim substantial damages. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various law suits will not result in material adverse effect on the Company's financial position or results of operations.

SUPPLEMENTAL SCHEDULE

RAIKE FINANCIAL GROUP, INC.

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Computation of Net Capital:

Total shareholders' equity	$ 842,008
Non-allowable assets	(56,399)
Exclusion of non-aggregate indebtedness liabilities	20,400
Tentative net capital	806,009
Haircuts	(3,953)
Net capital	802,056
Minimum net capital	100,000
Excess net capital	$ 702,056

Aggregate Indebtedness to Net Capital Ratio:

Aggregate indebtedness liabilities:	
Accounts payable	$ 96,799
Commissions payable	314,175
Other liabilities	38,920
Aggregate indebtedness	$ 449,894
Net capital	$ 802,056
Ratio	.56 to 1

Reconciliation with Company's computation of net capital (included in Part II of its FOCUS report as of December 31, 2002):

Net capital, as reported in Part II of FOCUS report	$ 823,876
Audit adjustments, net	(42,220)
Exclusion of liabilities	20,400
Net capital	$ 802,056

Porter Keadle Moore, LLP

Independent Accountants' Report on Internal Control Procedures

To the Board of Directors and Shareholders
Raike Financial Group, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Raike Financial Group, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
January 27, 2003